Mail Stop 4561

October 11, 2007

VIA U.S. MAIL AND FAX

Mr. Joseph Sorci
Chief Executive Officer
Accelerated Building Concepts Corporation
2910 Bush Drive
Melbourne, FL 32935

> **Re: Accelerated Building Concepts Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed October 10, 2007**
> **File No. 001-11873**

Dear Mr. Sorci:

      We have reviewed the above referenced filing which was filed subsequent to our comment letter issued on October 9, 2007 (regarding your Item 4.01 Form 8-K filed on October 9, 2007) and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed October 10, 2007

1.   Please amend your Form 8-K filing to meet the disclosure requirements of Item 304(a)(1)(ii) of Regulation S-K. That Item requires Registrants to "state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification." We propose that you give consideration to modifying the second sentence of Item 4.01(a) of your disclosure included within your October 10, 2007 filing to read as follows in order to meet the disclosure requirements referenced above (assuming the modified disclosure reflects your circumstances accurately): The reports of Rothstein Kass & Company, P.C. on

the Registrant's financial statements for the fiscal years ended December 31, 2005 and 2006 did not contain an adverse opinion, or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles except as further discussed below relating to the modification made related to the company's going concern status.

2.   Please file an updated Exhibit 16 letter in which your accountants make it clear within their letter that it is in reference to your most recent amended Form 8-K.

3.   As discussed in further detail below, please provide (as separate supplemental correspondence on EDGAR), the requested company acknowledgements.

File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant